# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEON Biopharma, Inc., CIK 0001837607
CUSIP: 00791X100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 07/25/2024
Amends the filing with accession number 0001104659-25-005235
Filed by CIK 0001138646
Persons authorized to receive notices and communications: Robert J Palmisano, 5 PARK PLAZA, SUITE 1750, IRVINE, California (CA), 92614, 617 930 3850

## Reporting persons
- Robert J Palmisano (CIK 0001138646): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,265,000; shared voting power 0; sole dispositive power 2,265,000; shared dispositive power 0; aggregate amount beneficially owned 2,265,000 (5.7% of the class)
  Comment: Consists of 2,265,000 shares of Common Stock held by The Palmisano Family, LLC, of which Mr. Palmisano is the sole manager; percentage based on 39,970,693 shares outstanding as of November 11, 2024, as reported in Issuer's Quarterly Report on Form 10-Q filed on November 13, 2024.
- The Palmisano Family, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF); sole voting power 2,265,000; shared voting power 0; sole dispositive power 2,265,000; shared dispositive power 0; aggregate amount beneficially owned 2,265,000 (5.7% of the class)
  Comment: Percentage based on 39,970,693 shares outstanding as of November 11, 2024, as reported in Issuer's Quarterly Report on Form 10-Q filed on November 13, 2024; Reporting Person is a limited liability company.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AEON Biopharma, Inc.
Address of issuer's principal executive offices: 5 Park Plaza, Suite 1750, Irvine, California (CA), 92614
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:

Mr. Palmisano has sole investment or voting power with respect to 2,265,000 shares of Common Stock held by The Palmisano Family, LLC, of which Mr. Palmisano is the sole manager. In aggregate, The Palmisano Family, LLC and Mr. Palmisano may be deemed to beneficially own 2,265,000 shares of Common Stock, which reflects an approximate 5.67% beneficial ownership of the Company (based upon 39,970,693 shares outstanding as of November 11, 2024, as reported in Issuer's Quarterly Report on Form 10-Q filed on November 13, 2024).

Excluded from Mr. Palmisano' beneficial ownership are 36,021 shares of Common Stock underlying an award of restricted stock units, relating to 36,021 shares of Class A Common Stock, granted on August 31, 2024 (the "Grant Date"), which vests in full on the second anniversary of the Grant Date, related to and subject to his continued service to the Issuer through the applicable vesting date (the "RSU Award").

Such shares underlying the RSU Award are reported as shares of Common Stock beneficially owned by Mr. Palmisano in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the SEC; however, such RSUs do not vest within 60 days of the date of this Schedule 13D and are therefore not included as beneficially owned by Mr. Palmisano in this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Palmisano has sole power with respect to 2,265,000 shares as the sole manager or The Palmisano Family, LLC.
Transactions in the class effected during the past sixty days: As a member of Priveterra, The Palmisano Family, LLC received its pro rata distributions on July 19, 2024, as to 1,115,000 shares, and on July 25, 2024, as to 1,150,000 shares. Since receiving such pro rata distributions, there have been no further transactions involving such securities as of the date of the filing of this Schedule 13D, as amended.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 Joint Filing Agreement dated March 7, 2025.

## Signatures
- Robert J Palmisano: /s/ Robert J. Palmisano, Robert J. Palmisano (03/07/2025)
- The Palmisano Family, LLC: /s/ Robert J Palmisano, Robert J Palmisano/Manager (03/07/2025)